

Mail Stop 3720

October 5, 2007

Via U.S. Mail and Fax (703) 547-5227

Mr. Bryon R. Siliezar
Chief Financial Officer
NII Holdings, Inc.
10700 Parkridge Blvd., Suite 600
Reston, VA 20191

> **RE: NII Holdings, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 000-32421**

Dear Mr. Siliezar:

We have reviewed the information in your letters dated August 29, 2007 and July 25, 2007, as well as your filing, and have the following comments. As noted in our comment letter dated July 12, 2007, we have limited our review to only the issues addressed in our comments.

Based on our review of your responses, we have the following additional comments.

1.   Refer to page 3 of the supplemental information provided with your letter dated July 25, 2007. Identify for us, in quantified detail, the individual components that make up the aggregate errors in total assets and stockholders' equity as of December 31, 2004. It is unclear to us, based upon the aggregate net income effect in the respective periods, how the impact on stockholders equity increased so significantly from December 31, 2003 to 2004, and then decreased from December 31, 2004 to 2005. Your response should provide sufficient detail to explain these changes to both stockholders' equity and total assets and liabilities. In doing so, it may be necessary to provide details as to the individual components of total assets and stockholders' equity at both December 31, 2005 and 2003.

2.   In addition, quantify for us the impact of the errors on your balance sheet individual line-items as of December 31, 2004. While we note you do not consider the impact on total

assets at December 31, 2004 to be material, explain to us how you have assessed the materiality of the impact of the errors on the individual line-items comprising, for example, total assets.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director